UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F Form 40-F

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes No

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes No

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes No

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Banco Santander (Brasil) S.A.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Banco Santander (Brasil) S.A., indirectly controlled by Banco Santander S.A., headquartered in Spain (Banco Santander España), is the leading global institution of the financial and non-financial groups before the Bacen. After the corporate restructuring (share merger) in August 2008, Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. and their respective subsidiaries (Banco Real Conglomerate) were integrated into Santander Groups, resulting in Brazil’s third largest private financial Group by total assets.

Presentation of Financial Statements

The individual and consolidated financial statements of Santander and its subsidiaries for all the reporting periods have been prepared in accordance with accounting practices established by Brazilian Corporation Law and standards established by the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the National Council of Private Insurance (CNSP) and the Superintendency of Private Insurance (Susep), when applicable. The consolidated financial statements of Santander for the nine-month period ended September 30, 2009 include the balance sheet and income and expense information Banco Real Conglomerate, while the consolidated financial statements for the same period in 2008 consider Banco Real’s results of operations, since its into the Santander Group occurred in August 2008.

Santander Pro-Forma Statement of Income

For a better understanding of changes in Santander’s financial statement, given the integration of Banco Real Conglomerate by the Santander Group, Santander’s pro-forma financial information, including the consolidation of Banco Real Conglomerate for 2009 and 2008, is being disclosed.

This information is being disclosed solely to allow for additional analysis of the balances and transactions for better comparability and evaluation of income, stockholders’ equity and operational indices. Santander’s pro-forma financial information does not represent the results that might have been obtained had the merger of shares taken place in prior periods, nor does it constitute Santander’s financial statements or are indicative of future results.

The following assumptions were adopted in preparing the pro-forma financial information:

1. Goodwill generated on the acquisition of Banco Real Conglomerate and the related amortization have not been considered in property and equipment, net income and stockholders’ equity.

2. Net income for the nine-month periods ended September 30, 2009 and 2008 include income earned Banco Real Conglomerate and disregard the non-recurring income or expenses related to the sale of ownership interests, goodwill amortization and related tax credits.

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		sep-08
	9M09	9M08

Revenue from financial intermediation before allowance
for loan losses	17,949	13,868	29.4%
Allowance for loan losses	(7,875)	(4,841)	62.7%
Gross profit from financial operations	10,074	9,027	11.6%
Income from services and banking fees	5,602	6,034	-7.2%
Administrative expenses	(8,971)	(9,340)	-4.0%
Tax expenses	(1,829)	(1,454)	25.8%
Other income (expenses)	(1,962)	(2,037)	-3.7%
Net income	2,914	2,230	30.7%

Santander’s pro-forma net income for nine-month 2009 totaled R$2,914 million, compared to the R$2,230 million for the same period prior year. The net income shows a favorable evolution of the comercial business results and the effort over the costs control.

The allowances for loan losses represented 7.1 percent of the credit portfolio in the nine-month of 2009, over 4.7 percent in 2008. The allowance for loan losses grew 62.7 percent in the nine-month of 2009 over the same period prior year. This increase is mainly due to the expansion in lending operations, as well as the increase in default, resulting from the social and economic situation in the local and international markets.

Administrative expenses totaled R$8,971 million in the nine-month of 2009, a decline of 4.0 percent compared to the nine-month of 2008, where payroll decreased 3.0 percent, while other administrative expenses fell 4.5 percent, reflecting our cost control effort.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Santander Pro-Forma Balance Sheet

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	sep-09	Jun-09

Current and long-term assets	304,760	293,472	3.8%
Cash and interbank investments	34,887	40,503	-13.9%
Securities and derivatives	74,950	47,951	56.3%
Lending operations	136,244	137,268	-0.7%
Allowance for loan losses	(9,652)	(8,214)	17.5%
Other assets	68,331	75,964	-10.0%
Permanent assets	5,483	6,119	-10.4%
Total assets	310,243	299,591	3.6%

Current and long-term liabilities	282,671	274,517	3.0%
Deposits	121,576	122,029	-0.4%
Money market funding	31,759	32,962	-3.6%
Funds from acceptance and issuance of securities	10,198	10,360	-1.6%
Borrowing and onlendings	19,202	22,538	-14.8%
Other payables	99,936	86,628	15.4%
Stockholders' equity	27,572	25,074	10.0%
Total liabilities and stockholders' equity	310,243	299,591	3.6%

Santander’s pro-forma total assets totaled R$310,243 million as of September 30, 2009, a 3.6 percent increase as compared to June 2009. Of this amount, R$136,244 million is represented by the credit portfolio, R$74,950 million by securities and derivatives, mainly federal government securities, and R$34,887 million by cash and interbank investments.

Santander Pro-Forma Credit Portfolio

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	sep-09	Jun-09

Legal entities	68,805	71,147	-3.3%
Individuals	62,229	60,753	2.4%
Payroll loans	7,648	7,311	4.6%
Credit cards	7,448	7,107	4.8%
Real estate loans	4,987	4,795	4.0%
Other (1)	42,146	41,540	1.5%
Rural Credit	5,210	5,368	-2.9%
Total	136,244	137,268	-0.7%

(1) Includes lease/vehicle financing and others personal credits.

Lending operations kept in line on September 30, 2009 over June 2009. The highlight was, credit card transactions expanded 4.8 percent, payroll loans grew 4.6 percent Real estate loans individuals with 4.0 percent.

Santander Pro-forma Deposits

The deposits kept in line on September 30, 2009 in relation to June 2009, representing an amount of R$ 121,576 millions.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

In millions of Brazilian reais	Santander Consolidated		% change
	Pro-Forma		sep-09 vs.
	(unaudited)		jun-09
	sep-09	jun-09

Deposits
Demand deposits	13,143	13,789	-4.7%
Savings deposits	22,859	21,411	6.8%
Interbank deposits	974	1,172	-16.9%
Time deposits	84,068	85,268	-1.4%
Other deposits	532	389	36.8%
Total	121,576	122,029	-0.4%

Global Offering of Shares

The Board of Directors’ meeting held on September 18, 2009 approved the implementation of the Global Offering, which includes the issue of 525,000,000 (five hundred twenty-five million) Units, all registered shares, without par value, free and clear of any liens or encumbrances, each representing one of 55 common shares and 50 preferred shares, all registered shares with no par value, free and clear of any liens or encumbrances, consisting of the simultaneous initial public offering of, (i) of Units in Brazil (Brazilian Offering), on the over-the-counter, in accordance with CVM Instruction 400/2003, and (ii) Units abroad, including in the form of ADRs representing ADSs registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Act of 1933 the United States of America.

The Global Offering was coordinated on a firm guarantee of settlement. Under the Article 24 of CVM Instruction 400/2003, the total number of Units/ADSs initially offered in the Global Offering (excluding the Additional Units, as defined below) could be increased up to 14.29%, i.e., up to 75,000,000 Units, including in the form of ADSs under the same conditions and at the same price of the Units/ADSs initially offered (Supplemental Units), designed to meet a possible excess of demand over the Global Offering (Supplemental Option). Under the Article 14, paragraph 2 of CVM Instruction 400, the total number of Units initially offered (not including the Supplemental Units) could be but was not, in agreement with the Underwriters, be increased by up to 4.76%, i.e., up to 25,000,000 Units, including the form of ADSs under the same conditions and at the same price initially offered the Units (Additional Units).

The Brazilian Offering was directed in the Retail Offer, to Non-Institutional Investors and the Institutional Offer to Institutional Investors.

The Retail Offer was intended primarily (i) a proportion equal to 5% of the Units subject-matter of the Global Offering (not including the Overallotment Units and Additional Units) to the Bank’s employees, and (ii) a proportion equivalent to 10% of Units subject of the Global Offering (not including the Supplemental Units and Additional Units) to individuals or nonfinancial entities other than institutional investors that on October 5, 2009 hold a current account at the Bank or Banco Real, which was acquired by the Bank.

Additionally, the Bank has made an Incentive Plan for employees with special conditions for the subscription and payment of Units, by applying to a loan from the Bank of no less than R$1,000.00 and no more than the gross monthly salary of each employee, plus the Tax on Financial Operations (IOF) levied on the transaction, repayable in 60 fixed, consecutive installments, bearing of 1% a year (exponential rate based on 360 days). Employees who have subscribed Units cannot trade them or transfer them from the start of trading of Units on the BM&FBOVESPA for a period of 60 days from the Settlement Date. The Bank also bears the custody fee payable to the broker by employees who keep the Units for a period of six (6) months. The Incentive Plan cannot benefit the Bank’s officers. In the event of termination of service after the publication of the Notice of Commencement and/or in case of change during the loan period, all or part of the Units acquired under the Incentive Plan, the maturity of the loan made by the employee shall be accelerated.

The other characteristics and terms set out in the Preliminary Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Santander Bank (Brazil) S.A. and the Notice to the Market, available at www.santander.com.br and the website of the CVM and its English version of the Preliminary Prospectus on Form-F1, available on the SEC website. Notice to the Market was published in issues of Valor Econômico and Diário Oficial de Sao Paulo (DOESP) of September 21, 2009 and republished on September 28, 2009, starting date of the Reservation Period, in the same newspapers, in order to present a complete listing of Institutions Participating in the Offering, including the Brokers.

The same meeting approved the Bank listing and the trading of Units, common shares and preferred shares in BM&FBOVESPA’s Level 2 Corporate Governance Practices.

On October 6, 2009, the Global Offering shares were priced at R$23.50 per Unit. The Units are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) since October 7, 2009.

On October 14, 2009 the Brazilian Central Bank ratified the capital increase in the amount of R$12.3 billion, referred the Global Offering of 525,000,000 units.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Corporate Restructuring

- Banco ABN AMRO Real S.A. (Banco Real) and ABN AMRO Dois Participações S.A. (AAB Dois Par)

On July 24, 2008, Banco Santander Spain took indirect share control of the companies of the ABN AMRO Real Conglomerate in Brazil, after meeting all conditions for this transfer of control, especially the approval of De Nederlandsche Bank (the Central Bank of the Netherlands) and the Bacen.

The Extraordinary Stockholders'' Meeting held on August 29, 2008 of Banco Santander, Banco Real and AAB Dois Par approved the corporate restructuring as defined in the Agreement and Plan of Merger of Shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. into Banco Santander S.A. (Merger Agreement).

The above-mentioned merger agreement established the justifications and conditions for the corporate restructuring consisting of the merger of all shares of Banco Real and AAB Dois Par into Banco Santander (Merger of Shares). As a result of the merger of shares: (a) Banco Real and AAB Dois Par were converted into wholly-owned subsidiaries of Banco Santander; (b) Banco Santander’s capital was increased based on the economic value of the shares of Banco Real and AAB Dois Par from R$9,131,448 thousand to R$47,152,201 thousand and (c) shares were issued by Banco Santander and delivered to the respective stockholders of Banco Real and AAB Dois Par.

The goodwill accrued based on the August 31, 2008 data related to the acquisition of Banco Real and AAB Dois Par was R$26,333,931 thousand.

The objectives of the operation were: (a) assure the transfer of the businesses acquired by Banco Santander Spain to its subsidiary already established and in operation in Brazil - Banco Santander; (b) assure the preservation of the corporate entity of Banco Santander, Banco Real and AAB Dois Par; (c) concentrate the minority interest in these institutions only in Banco Santander.

The operation allows to rationalize and simplify the equity structure of the companies of the Santander Group in Brazil will enable the stockholders of Banco Real and AAB Dois Par to become stockholders of a publicly traded company and have access to the current dividend policy of Banco Santander.

This new structure also allows a reduction of administrative costs, especially those related to legal and regulatory requirements.

As this is an operation involving the merger of shares, the corporate entity of Banco Real and AAB Dois Par were preserved and any variations subsequent to the date of their balance sheets were properly accounted for in their respective accounting books.

- Merger of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A.

On April 14, 2009, the executive committees of Banco Real and Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. (Sudameris DTVM) approved and decided to submit to the approval of their respective stockholders the “Merger Agreement of Sudameris Distribuidora de Títulos e Valores Mobiliários S.A. by Banco ABN AMRO Real S.A.”.

On the same date, the executive committees of Banco Santander and Banco ABN AMRO Real S.A. approved and decided to submit to the approval of the Board of Directors of Santander and its respective stockholders the corporate restructuring proposal as set out by the “Merger Agreement of Banco ABN AMRO Real S.A. by Banco Santander S.A.” (the Agreement).

The Mergers were carried out through the transfer of the book net assets of the Mergerd Companies to the equity of the Merger, based on the audited balance sheets as of March 31, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the Mergers, on April 30, 2009 (date of the Extraordinary Shareholders’ Meetings that approve the Mergers) were recognized and recorded directly by the Acquirers.

As the Mergers involved wholly-owned subsidiaries, (i) determining a share exchange ratio; (ii) defining withdrawal rights; (iii) increasing the capital of Banco Santander and Banco Real, and (iv) changing the voting, dividend or any other equity or corporate rights to which the stock issues by Banco Santander is currently entitled were not necessary as a result of these transactions.

- Merger of shares Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

The Extraordinary Stockholders'' Meeting held on August 14, 2009, of Banco Santander, Santander Seguros S.A. (Santander Seguros), Banco Comercial e de Investimento Sudameris S.A. (BCIS), and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (Santander Brasil Asset) was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.” (the Merger Agreement).

The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset into the equity of Banco Santander (Share Merger). As a result of the Share Merger, Santander Seguros, BCIS and Santander Brasil Asset (Merged Companies) were transformed into wholly-owned subsidiaries of Banco Santander (Merging Company), under Article 252 of Law 6404/76 and the stockholders’ equity of Banco Santander was increased in the amount of R$2,471,413 thousand to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886 shares (7,710,343 ordinary shares and 6,700,543 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies.

The balance sheets of Banco Santander, Santander Seguros, Banco BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Share Mergers.

Due to this transaction consists of a share merger, as set out in Article 252 of Law 6404/76, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

- Merger of BCIS and ABN Amro Administradora de Cartões de Crédito Ltda. (AA Cartões)

At the meetings held on July 28, 2009, the executive committees of BCIS and Banco Santander and the partners’ meeting of AA Cartões, were approved and decided to submit to the approval of their stockholders the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Banco Comercial e de Investimento Sudameris S.A. and ABN Amro Administradora de Cartões de Crédito Ltda by Banco Santander (Brasil) S.A.”

The merger was carried out through the transfer of the book net assets of the Merged Companies to the equity of the Merging Company, based on the audited balance sheets as of June 30, 2009. Changes in equity occurring between the date of said balance sheets and the completion of the mergers (date of the corresponding Extraordinary Stockholders’ Meetings that approve the mergers) were recognized and recorded directly by the Merging Company.

- Full spin-off of Santander Investimentos em Participações (Santander Participações) with the transfer of its equity to Banco Santander and Santander Advisory Services S.A.

At the meetings held on July 28, 2009, the executive committees of Banco Santander, Santander Participações, and Santander Advisory Services S.A. (Advisory) approved and decided to submit to the approval of their stockholders and the Board of Directors of Banco Santander the corporate restructuring proposal pursuant to the terms and conditions of the “Spin-off Agreement and Plan of Santander Investimentos em Participações S.A., with transfer of all its Equity to Banco Santander (Brasil) S.A. and Santander Advisory Services S.A.” (the Spin-off Agreement).

The Spin-off Agreement established the reasons and conditions of the corporate restructuring consisting of the full spin-off of Santander Participações (the Spun-off Company), with the termination and the transfer of its equity to Banco Santander and Advisory (Spin-off).

The Spin-off will also permit (i) decreasing administrative costs; and (ii) streamlining the Santander Group’s corporate structure in Brazil.

Under the Spin-off Agreement, the stockholders' equity of the Spun-off Company was appraised based on the balance as of June 30, 2009. As a result of the Spin-off (a) the Spun-off Company was terminated; (b) all assets, rights, liabilities, obligations and liabilities of the Spun-off Company related to the spun-off net assets were automatically and respectively transferred to the net assets of Banco Santander and Advisory, which became the successors of all its rights and obligations related to the spun-off net assets.

The changes in equity of each spun-off net assets, occurring from the balance sheet date to the date the transaction were appropriately and respectively recorded in the books and other accounting documentation of Banco Santander and Advisory.

The corporate restructuring mentioned above, represent steps in the process of consolidating the investments in Brazil, with a consequent strengthening of its operational structure and organizational unification of their activities.

Economic Scenario

Recent economic indicators confirm the theory that Brazil's economic recovery would be quick. The relaxation of credit restrictions, the reduction of interest rates, and the temporary tax relief have resulted in a gradual recovery of economic indicators.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Second quarter 2009 GDP (reported in September) was 1.9% higher than in the previous quarter, in line with market expectations. One important growth driver was industrial recovery, supported by domestic consumption. Sales and industrial production, which reflected the government's incentives to the consumer appliance, auto, and construction industries, continued to record positive growth. The unemployment rate in September was 7.7%, well below the average of 9.7% of the past six years.

Inflation continued its mild trend, reaching 4.3% in the 12 months to September. Excess idle capacity and the increase in the output gap allowed the Brazilian Central Bank to keep the basic interest rate (Selic) at its record low level of 8.75% p.a.

The current account deficit continues to decline, mainly due to the reduction of the deficit in the income component. Also, the increase in investment inflows (portfolio and direct investment) signals that confidence in Brazil continues at a high level.

These increasing inflows have been one of the factors behind the strengthening of the real, which reached BRL1.78/USD at the end of third quarter 2009, 8.9% higher than in the previous quarter.

The maintenance of international reserves at high levels also contributed to a better perception of Brazil. As of September 2009, these reserves totaled US$224 billion.

In the domestic financial scenario, total credit continues to recover, mainly due to the increase in earmarked credit operations as a result of a greater role by public sector banks. As of August 2009, the credit/GDP ratio was 45%.

Individual loans continued to bounce back, thanks to both lower interest rates and higher returns as well as improvement in consumer confidence. In line with the previous months' trend, payroll-deductible credit continues to be the key component of the individual loans portfolio. On the other hand, corporate credit, which was heavily affected by the international crisis, continues to decrease.

In general terms, the solid health of the economy and the financial system were fundamental for minimizing the effects of the crisis on Brazil. The maintenance of positive fundamentals reduced the country's vulnerability, placing it among the leading economies with signs of recovery. This scenario should help expand the volume of business in the banking sector.

Performance

As a result of the previously-mentioned corporate restructuring, and in accordance with prevailing legislation, Santander’s balance sheet and statement of income are being presented compared to the data reported in the same related prior periods, which do not encompass Banco Real’s assets, liabilities and income and expenses for the first half of 2008; therefore, any analysis of development of financial information is limited.

1. Net Income

Santander posted net income of R$1,420 million for the nine-month of 2009, including the R$2,010 million expense related to the amortization of the goodwill incurred, primarily, on the acquisition of Banco Real and the gain on the sale of investments, offset by the increase of the allowance for loan losses and the reserve for contingencies.

2. Assets and Liabilities

Total consolidated assets amounted to R$334,755 million as of September 30, 2009. Of this amount, R$136,244 million is represented by the credit portfolio, R$74,950 million by securities and derivatives, mainly federal government securities, and R$30,824 million by interbank investments.

Santander held R$1.636 million in securities classified as “Held-to-maturity securities” and has the positive intent and ability to hold these securities to maturity.

Shareholders’ Equity

Santander’s stockholders’ equity totaled R$52,084 million as at September 30, 2009.

The Bank’s regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

The Basel II ratio, which is calculated in a consolidated manner and reached 17,8%, less goodwill in minimum regulatory capital, as required by the international rule.

Strategy

Banco Santander‘s goal is to be the leading full-service bank in Brazil in terms of revenues, profitability and brand recognition, as well as client and work force satisfaction. The Bank strives to be a relationship bank and the primary bank of its retail and wholesale customers based on sustainable practices, serving them with its full range of products. Banco Santander believes it can achieve these goals through the following strategies:

  Improve operating efficiency by benefiting from integration synergies and implementing best practices: Banco Santander will continue seeking ways to further improve its operating efficiency and margins. The Bank intends to maintain investment discipline and direct resources to areas that generate improvements in its client management and increase its revenues.

  Expand product offering and distribution channels in Commercial Banking: Banco Santander intends to further increase its business and operations throughout Brazil, expanding its Commercial Banking services to existing and prospective retail customers. The Bank plans to offer new products and services to existing customers based on each customer‘s profile through its numerous distribution channels by leveraging its customer relationship management data base and Information Technology platform.

  Capitalize on the Bank‘s strong market position in the wholesale business: Banco Santander provides multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing its worldwide network to serve its customers‘ needs with customized solutions. The Bank intends to further focus on its strong worldwide position as a client relationship wholesale bank, in line with the Santander Group‘s worldwide strategy for the Global Wholesale Banking segment.

  Further develop a transparent and sustainable business platform: the Bank maintain a commitment to economic, social and environmental sustainability in its procedures, products, policies and relationships. Banco Santander will continue building durable and transparent relationships with its customers through understanding their needs and designing its products and services to meet those needs.

  Continue growing the Bank‘s insurance business: Banco Santander intends to continue growing its insurance business, particularly bancassurance. The Bank expects to increase its presence within the insurance segment by leveraging on its strong branch network and client base, particularly in the South and Southeast, to cross sell insurance products with the goal of maximizing the income generated by each customer, as well as using its strong relationships with SMEs and large corporations within the country.

People

For Santander to become the best and most efficient bank in the country, its employees must come together to build this progress. Hence, one of the bank’s objectives is to become the best place to work for in the domestic financial sector and for this, it is seeking through the integration process, the best HR practices in both the banks and the market. Based on this guideline, Santander continuously invests in the training and wellbeing of its 51 thousands professionals through programs that cover employees with high-school education to top management.

In addition to the Youth Apprentice Program, based on the guidelines of Brazil’s Ministry of Labor and Employment, it has its own internship programs.

Employees identified as having the potential to reach executive positions are offered the Futuro Diretivos (Future Officers) program and STEP (Santander Executive Training Program) which, apart from providing specific training, offer the possibility of exchange programs with other countries where Santander operates.

It also two MBA programs: the International program, which prepares professionals for exams at the best known institutions in Europe and the U.S., and the Summer program, which aims to attract employees pursuing MBA courses abroad to work on specific projects in Brazil. Top executives are offered such programs as Leadership Development, Mentoring and Education for Financial Businesses. There are also the Santander Career Program and the Bank of Opportunities, which seek to provide greater transparency to employees’ access to opportunities within the Bank. The Training Track program is aimed at improving the training given to employees working at the branches.

Moreover, the Bank has the Diversity Appreciation Program, which encourages discussion and debate on the issue in order to promote quality relationships with all its stakeholders, as well as inclusion and respectful development.

All these continuous learning initiatives are structured according to the professionals’ functions and held through classroom or e-learning sessions.

Santander believes that a better individual is a better professional and hence encourages the wellbeing of its employees. For this, it has the Quality of Life Program, which includes initiatives related to health, social life, work relations and family relations, and the Personnel Support Program, which provides the employees and their family members with telephone counseling during times of stress.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

People management is aligned with a global learning and knowledge exchange model, whose differentials are the strategies to attract, train and retain talent. With policies and tools that encourage human and professional development, the Bank is prepared for the challenge of maintaining the growth of its businesses.

Main Subsidiaries

As of September 30, 2009, Aymoré Crédito, Financiamento e Investimento S.A. reported total assets of R$20,020 million, a credit portfolio of R$8,573 million, and stockholders' equity of R$660 million. Net income for the period was R$37 million

As of September 30, 2009, Santander Leasing S.A. Arrendamento Mercantil reported total assets of R$36,297 million, a lease portfolio of R$12,312 million, and stockholders' equity of R$10,845 million. Net income for the period was R$667 million.

As of September 30, 2009, Santander Brasil Arrendamento Mercantil S.A. reported total assets of R$4,854 million, a lease portfolio of R$755 million, and stockholders' equity of R$546 million. Net income for the period was R$20 million.

As of September 30, 2009, Santander S.A. Corretora de Câmbio e Títulos reported total assets of R$779 million and stockholders' equity of R$228 million. Net income for the period was R$32 million.

As of September 30, 2009, Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. reported total assets of R$173 million, stockholders' equity of R$134 million, and managed funds totaling R$48,238 million. Net income for the period was R$30 million.

As of September 30, 2009, Banco Bandepe S.A. reported total assets of R$3,983 million and stockholders' equity of R$3,912 million. Net income for the period was R$243 million.

As of September 30, 2009, Santander Seguros S.A. reported total assets of R$17,536 million and stockholders' equity of R$2,305 million and technical reserve for insurance, pension plan and capitalization transactions of R$14,067. Net income for the period was R$79 million.

Credit Rating Agencies

Santander is rated by international rating agencies and the ratings it receives reflect its operational performance and the quality of its management.

Santander	Long Term			Short Term
Fitch Ratings	Support		2
	National Scale	AAA (BRA)		F1+ (BRA)
	Local Currency	BBB+		F2
	Foreign Currency	BBB		F2
Standard & Poor’s	National Scale	brAAA		brA-1
	Local Currency	BBB-		A-3
	Foreign Currency	BBB-		A-3
Moody’s	Foreign Currency	Baa3		P-3
	Local Currency	A2		P-1
	National Scale	Aaa.br		Br-1

Sustainable Development

Santander Group seeks to integrate sustainability in all its processes, products, policies and relationships. The balance between the economic, social and environmental dimensions is a driving factor for the actions adopted by Santander Group to contribute to the country's sustainable development.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Among these initiatives, we highlight that during the last quarter we promoted two schedulings of the course Sustentabilidade na Prática: Caminhos e Desafios (Sustainability in Practice: Pathways and Challenges). As of September we had organized eight meetings totaling more than 1,000 participants among customers and suppliers from 572 organizations. More than 370 customers from Recife, Belo Horizonte and São Paulo attended our Sustainability Workshops.

In August we uploaded the third and last chapter of our sustainability online course on our web portal. Site visitors and 8,300 employees completed the online course. A total of 59 workshops and lectures were taught in different organizational areas, totaling more than 1,500 employees who received training on the topic.

Among our programs that promote the social investment by the private sector, we highlight the Projeto Escola Brasil. The Group's corporate volunteer initiative has formed 200 groups with more than 1,800 employees engaged in improving the quality of the education in 173 public schools.

We also had 225 projects enrolled with the Programa Parceiros em Ação, a program that supports social entrepreneurial action for income generation developed by women. We also promoted the 12th edition of the contest Concurso Banco Real Universidade Solidaria, with 185 contestants who submitted income generation projects.

Rede Universia, a university cooperation program, includes 1,126 partner universities in 18 Iberian-American countries where Santander operates. In the 3Q09 Universia Brazil delivered 2,250 Spanish learning kits using the Everest method to the São Paulo State Education Department, which passed the material on to public schools.

In order to disseminate and reward the musical talent of university students, Universia launched U>Rock, the first Iberian-American college band contest, with over 1,100 participating universities and colleges. The contest plans to give international visibility to the winner and is the first step to create a musical community by providing new ways of interaction in the musical universe.

We also highlight our partnership with the Serasa Experian program to grant scholarships for applied research. By mapping and communicated with partner universities, Universia promoted jointly with Serasa a meeting with 150 participants to encourage the participation of researchers in this program.

Another important achievement was the launch of the OpenCourseWare jointly with the Universidade Metodista de São Paulo (Umesp). Created by the Massachusetts Institute of Technology (MIT), the objective of this open innovation program is to disseminate academic knowledge to the public at large. Universia makes the tools available and Umesp offers virtual, free access to the content of seven disciplines.

Operational Risks, Internal Controls and Sarbanes-Oxley Act

To put in place, maintain, and disseminate the culture, policies and infrastructure necessary to the proper management and control of Operational Risks constitute Santander’s main strategic and competitive drivers in our continuous search to improve the efficiency of our Control, prevention, mitigation and event and loss reduction system due to Operational Risks; these concerns are reflected in the Mission of the Operational and Technology Risk Department.

Thus, the Bank has maintained a specific and independent corporate function, with its own structure, rules, methodologies, tools and internal models focused on the management and control of operational risks, which is also responsible for the technology risks associated to business continuity.

The processes developed and adopted are intended to position and maintain Santander among the financial institutions recognized as the entities with the best practices for the management of Operational Risks and their operations, thus contributing to attaining the strategic objectives and continuously improving the entity’s reputation and its soundness and reliability in the local and international markets.

Santander has a defined management and control model, which ensures that it is adopted by managers in daily operations, the alignment with the guidelines of Banco Santander España, the compliance with the requirements of the New Basel Accord (BIS II), the Bacen, the CVM, and the provisions of the Sarbanes-Oxley Act (SOX).

Our methodology is based on the best market practices used to identify, capture, assess, control, monitor, manage and prevent operational, technology, and business continuity risks, in addition to continuously strengthen our internal control system, in accordance with the provisions of CMN Resolutions 2554/1998 and 3380/2006, and SOX requirements. We also comply with the guidelines set out by Banco Santander España, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

Banco Santander (Brasil) S.A. and Controlled Companies Performance Review – nine-months ended September 30, 2009

Senior management is an acting party, aligned with the function’s mission, by recognizing, participating and sharing responsibility for the continuous improvement of this culture and framework, in order to ensure the fulfillment of defined objectives and goals, as well as the security and quality of the products and services provided.

Consistently with the transparency of our operational risks management and control model, and related methodologies, visions and the increased detailing of the internal models adopted and the main results obtained, we disclose, document and register the results in annual financial and corporate reports, are available on our website: www.santander.com.br.

In compliance with Bacen Circular 3383/2008, our Board of Directors opted for the Alternative Standardized Approach (ASA) for the calculation of the regulatory capital ratio required for operational risk, starting the first half of 2009.

The annual certification process of the Internal Control Model, in compliance with section 404 of SOX, which encompasses the certification required for the controlling stockholder, for the financial period ending on December 31, 2008, did not identify any incidence considered a significantly weakness.

Market Risks

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

Santander operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world. With this purpose, it has developed its own Risk Management model, according to the following principles:

- Functional independence;

- Team decisions, that assess all possible scenarios and do not compromise results with individual decisions, including the Credit and Market Risk Executive Committee, which sets limits and approves transactions, and the Executive Asset and Liability Management Committee, in charge of the capital and structural risk management, including country risk, liquidity, interest rates and foreign exchange rates;

- Management and optimization of the risk/return equation; and

- Advanced risk management methodologies such as Value at Risk (VaR) (a 521 -day history simulation, with a confidence level of 99 percent for a one-day horizon), stress scenarios and sensitivity analyses: Net Interest Margin (NIM), Market Value of Equity (MVE), and liquidity contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of the Santander Group in Spain.

Further details of the structure, methodologies and control systems are provided annual report, available on the website www.santander.com.br.

Other Information

It is our policy to restrict the services provided by our independent auditors, so as to preserve the auditor’s independence and objectivity, in accordance with Brazilian and international standards. In compliance with CVM Instruction 381/2003, we hereby inform that on the nine-months ended September 30, 2009, we did not contract non-audit services from Deloitte Touche Tohmatsu Auditores Independentes which cumulatively represent more than 5 percent of the related overall consideration.

***

BANCO SANTANDER (BRASIL) S.A. (CURRENT NAME OF BANCO SANTANDER S.A.) AND SUBSIDIARY COMPANIES
UNAUDITED BALANCE SHEETS ON SEPTEMBER 30 AND ON JUNE 30, 2009
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Current Assets	172,610,040	189,284,560	191,660,388	194,316,626
Cash	4,042,335	7,041,302	4,062,582	7,047,708
Interbank Investments	38,000,259	39,982,714	29,355,879	31,716,974
Money Market Investments	18,798,872	21,398,709	18,798,872	21,398,709
Interbank Deposits	15,776,567	16,972,290	7,132,187	8,706,550
Foreign Currency Investments	3,424,820	1,611,715	3,424,820	1,611,715
Securities and Derivative Financial Intrument	28,590,058	27,954,439	42,294,044	26,992,545
Own Portfolio	12,183,495	10,918,434	12,371,870	11,278,564
Subject to Resale Commitments	1,860,852	1,756,732	93,587	117,469
Derivative Financial Instruments	2,751,297	3,398,689	2,745,742	3,393,901
Linked to Central Bank of Brazil	10,198,876	10,298,886	10,198,876	10,298,886
Linked to Guarantees	1,595,538	1,581,698	16,883,969	1,903,725
Interbank Accounts	9,502,771	12,123,238	9,502,776	12,123,253
Payments and Receipts Pending Settlement	1,661,610	1,658,214	1,661,610	1,658,214
Restricted Deposits:
Central Bank of Brazil	7,658,113	10,186,463	7,658,118	10,186,478
National Housing System	97,378	107,920	97,378	107,920
Interbank Onlending	67,148	153,773	67,148	153,773
Correspondents	18,522	16,868	18,522	16,868
Interbranch Accounts	2,240	13,004	2,240	13,004
Third-party Funds in Transit	2,240	6,923	2,240	6,923
Internal Transfers of Funds	-	6,081	-	6,081
Lending Operations	46,146,820	57,060,218	51,748,984	63,106,870
Public Sector	84,188	94,187	80,808	90,827
Private Sector	47,388,928	58,799,861	53,099,506	64,887,437
(Allowance for Loan Losses)	(1,326,296)	(1,833,830)	(1,431,330)	(1,871,394)
Leasing Operations	212,120	202,348	5,772,816	5,533,836
Public Sector	-	-	766	779
Private Sector	221,669	224,837	5,887,868	5,628,878
(Allowance for Doubtful Lease Receivables)	(9,549)	(22,489)	(115,818)	(95,821)
Other Receivables	45,851,345	44,670,301	48,169,181	47,375,129
Receivables for Guarantees Honored	2,038	2,162	2,038	2,162
Foreign Exchange Portfolio	33,051,852	31,495,994	33,051,852	31,495,994
Income Receivable	389,675	628,327	256,682	397,913
Trading Account	352,344	200,974	657,824	1,090,615
Credits from Insurance Operations	-	-	243,251	-
Tax Credits	4,679,341	3,967,827	5,181,511	4,438,266
Other	7,526,851	8,550,665	8,991,939	10,210,765
(Allowance for Losses on Other Receivables)	(150,756)	(175,648)	(215,916)	(260,586)
Other Assets	262,092	236,996	751,886	407,307
Other Assets	270,467	258,294	273,574	280,318
(Allowance for Valuation)	(230,336)	(216,167)	(232,576)	(237,541)
Prepaid Expenses	221,961	194,869	710,888	364,530

Long-Term Assets	125,291,646	118,697,264	113,099,886	99,155,236
Interbank Investments	5,996,328	11,957,740	1,467,983	1,738,405
Interbank Deposits	5,644,334	11,570,487	1,115,989	1,351,152

BANCO SANTANDER (BRASIL) S.A. (CURRENT NAME OF BANCO SANTANDER S.A.) AND SUBSIDIARY COMPANIES
UNAUDITED BALANCE SHEETS ON SEPTEMBER 30 AND ON JUNE 30, 2009
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Foreign Currency Investments	352,194	387,453	352,194	387,453
(Allowance for Losses)	(200)	(200)	(200)	(200)
Securities and Derivative Financial Intrument	55,403,772	44,494,836	32,656,170	20,958,329
Own Portfolio	21,886,643	12,089,809	15,081,066	7,754,440
Subject to Resale Commitments	20,135,139	19,390,912	2,511,484	190,150
Derivative Financial Instruments	3,018,503	2,449,050	3,011,679	2,440,972
Linked to Central Bank of Brazil	7,463,482	7,530,738	7,463,482	7,530,738
Privatization Certificates	1,574	1,468	1,574	1,468
Linked to Guarantees	2,898,431	3,032,859	4,586,885	3,040,561
Interbank Accounts	149,760	255,123	149,760	255,123
Restricted Deposits:
National Housing System	82,083	70,535	82,083	70,535
Interbank Onlending	67,677	184,588	67,677	184,588
Lending Operations	47,273,886	38,481,922	51,923,329	42,393,175
Public Sector	184,877	204,741	188,257	203,061
Private Sector	53,982,806	43,146,938	58,961,782	47,586,542
(Allowance for Loan Losses)	(6,893,797)	(4,869,757)	(7,226,710)	(5,396,428)
Leasing Operations	454,671	537,263	7,675,498	7,654,407
Public Sector	-	-	1,082	1,214
Private Sector	490,764	541,664	8,157,593	8,128,034
(Allowance for Doubtful Lease Receivables)	(36,093)	(4,401)	(483,177)	(474,841)
Other Receivables	15,867,341	22,728,457	18,968,189	25,770,553
Receivables for Guarantees Honored	15,515	9,791	15,515	9,791
Foreign Exchange Portfolio	878,839	8,823,037	878,839	8,823,037
Income Receivable	31,647	43,079	31,652	42,986
Tax Credits	6,678,944	6,160,398	8,687,810	8,172,768
Other	8,421,106	7,794,477	9,533,187	8,836,451
(Allowance for Losses on Other Receivables)	(158,710)	(102,325)	(178,814)	(114,480)
Other Assets	145,888	241,923	258,957	385,244
Temporary Investments	8,061	9,687	8,069	10,850
(Allowance for Losses)	(1,765)	(646)	(1,773)	(1,774)
Prepaid Expenses	139,592	232,882	252,661	376,168

Permanent Assets	45,979,837	47,457,352	29,994,865	30,427,159
Investments	17,183,150	17,283,439	92,657	137,135
Investments in Affiliates and Subsidiaries:	17,179,274	17,324,912	22,973	71,528
Domestic	17,081,414	17,221,497	22,973	71,366
Foreign	97,860	103,415	-	162
Other Investments	110,731	69,858	124,656	117,834
(Allowance for Losses)	(106,855)	(111,331)	(54,972)	(52,227)
Property and Equipment in Use	3,496,449	3,391,691	3,547,579	3,465,551
Real Estate	796,743	795,425	800,978	799,619
Other	5,676,212	5,630,680	5,755,127	5,788,416
(Accumulated Depreciation)	(2,976,506)	(3,034,414)	(3,008,526)	(3,122,484)
Intangibles	25,300,238	26,782,222	26,354,629	26,824,473
Goodwill	26,568,165	30,886,184	27,689,084	30,889,352
Intangible Assets	3,728,907	4,370,437	3,783,559	4,425,457
(Accumulated Amortization)	(4,996,834)	(8,474,399)	(5,118,014)	(8,490,336)

Total Assets	343,881,523	355,439,176	334,755,139	323,899,021

Current Liabilities	186,498,103	155,472,856	188,116,409	149,888,683
Deposits	91,950,926	80,491,543	75,817,752	72,662,158
Demand Deposits	13,495,736	13,899,273	13,143,057	13,789,451
Savings Deposits	22,859,164	21,410,657	22,859,164	21,410,657

BANCO SANTANDER (BRASIL) S.A. (CURRENT NAME OF BANCO SANTANDER S.A.) AND SUBSIDIARY COMPANIES
UNAUDITED BALANCE SHEETS ON SEPTEMBER 30 AND ON JUNE 30, 2009
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Interbank Deposits	16,565,725	8,584,338	786,267	946,954
Time Deposits	38,498,283	36,208,025	38,497,246	36,125,846
Other Deposits	532,018	389,250	532,018	389,250
Money Market Funding	25,984,513	6,339,448	25,855,786	6,206,848
Own Portfolio	15,892,432	154,770	15,840,040	75,598
Third Parties	7,452,676	2,714,237	7,376,341	2,660,809
Linked to Trading Portfolio Operations	2,639,405	3,470,441	2,639,405	3,470,441
Funds from Acceptance and Issuance of Securities	7,835,450	7,804,278	8,323,621	8,295,436
Exchange Acceptances	-	-	27,317	20,397
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	6,342,704	6,474,085	6,803,558	6,944,846
Securities Issued Abroad	1,492,746	1,330,193	1,492,746	1,330,193
Interbank Accounts	1,612,101	1,656,705	1,612,101	1,656,705
Receipts and Payments Pending Settlement	1,566,032	1,621,819	1,566,032	1,621,819
Correspondents	46,069	34,886	46,069	34,886
Interbranch Accounts	1,114,686	1,449,820	1,114,686	1,449,820
Third-Party Funds in Transit	1,096,261	1,443,978	1,096,261	1,443,978
Internal Transfers of Funds	18,425	5,842	18,425	5,842
Borrowings	6,281,361	10,577,475	6,281,361	10,577,475
Local Borrowings - Other Institutions	637,212	1,032,774	637,212	1,032,774
Foreign Borrowings	5,644,149	9,544,701	5,644,149	9,544,701
Domestic Onlendings - Official Institutions	2,425,625	2,520,622	2,425,625	2,521,134
National Treasury	23,952	7,385	23,952	7,385
National Economic and Social Development Bank (BNDES)	721,933	796,063	721,933	796,567
Federal Savings and Loan Bank (CEF)	2,487	3,453	2,487	3,453
National Equipment Financing Authority (FINAME)	1,498,887	1,554,478	1,498,887	1,554,486
Other Institutions	178,366	159,243	178,366	159,243
Foreign Onlendings	922,255	838,793	922,255	838,793
Foreign Onlendings	922,255	838,793	922,255	838,793
Derivative Financial Instruments	2,127,214	2,332,995	2,121,451	2,311,771
Derivative Financial Instruments	2,127,214	2,332,995	2,121,451	2,311,771
Other Payables	46,243,972	41,461,177	63,641,648	43,368,543
Collected Taxes and Other	825,261	980,688	831,775	984,447
Foreign Exchange Portfolio	31,027,280	28,329,273	31,027,280	28,329,273
Social and Statutory	888,240	462,752	1,176,175	482,423
Tax and Social Security	1,987,314	2,238,679	3,038,585	2,973,132
Trading Account	329,344	157,183	594,597	873,205
Technical Provision for Insurance, Pension Plan and Capitalization Operations	-	-	15,252,173	-
Subordinated Debts	966,254	81,159	966,254	81,159
Other	10,220,279	9,211,443	10,754,809	9,644,904

Long-Term Liabilities	105,121,010	150,441,881	93,952,030	124,062,245
Deposits	60,932,835	78,882,025	45,758,394	49,366,897
Interbank Deposits	15,426,419	29,583,574	188,026	224,993
Time Deposits	45,506,416	49,298,451	45,570,368	49,141,904

BANCO SANTANDER (BRASIL) S.A. (CURRENT NAME OF BANCO SANTANDER S.A.) AND SUBSIDIARY COMPANIES
UNAUDITED BALANCE SHEETS ON SEPTEMBER 30 AND ON JUNE 30, 2009
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

	Bank		Consolidated

	September 30, 2009	June 30, 2009	September 30, 2009	June 30, 2009

Money Market Funding	6,130,058	27,161,976	5,903,446	26,755,436
Own Portfolio	6,130,058	21,022,156	5,903,446	20,615,616
Third Parties	-	6,139,820	-	6,139,820
Funds from Acceptance and Issuance of Securities	1,470,872	1,820,720	1,874,478	2,064,723
Exchange Acceptances	-	-	403,606	244,003
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes	84,446	84,206	84,446	84,206
Securities Issued Abroad	1,386,426	1,736,514	1,386,426	1,736,514
Borrowings	2,793,524	1,835,839	2,793,524	1,835,839
Local Borrowings - Other Institutions	252,530	245,481	252,530	245,481
Foreign Borrowings	2,540,994	1,590,358	2,540,994	1,590,358
Domestic Onlendings - Official Institutions	5,579,024	5,132,841	5,579,024	5,133,772
National Treasury	10,212	10,928	10,212	10,928
National Economic and Social Development Bank (BNDES)	2,826,333	2,366,961	2,826,333	2,367,758
Federal Savings and Loan Bank (CEF)	3,451	4,633	3,451	4,633
National Equipment Financing Authority (FINAME)	2,717,215	2,744,417	2,717,215	2,744,551
Other Institutions	21,813	5,902	21,813	5,902
Foreign Onlendings	1,200,178	1,630,854	1,200,178	1,630,854
Foreign Onlendings	1,200,178	1,630,854	1,200,178	1,630,854
Derivative Financial Instruments	3,161,989	2,592,789	3,161,787	2,609,191
Derivative Financial Instruments	3,161,989	2,592,789	3,161,787	2,609,191
Other Payables	23,852,530	31,384,837	27,681,322	34,665,533
Foreign Exchange Portfolio	694,137	8,599,809	694,137	8,599,809
Social and Statutory	-	536,441	-	536,441
Tax and Social Security	6,617,177	4,974,759	9,922,042	8,016,444
Trading Account	24,849	490	70,335	26,569
Technical Reserve for Insurance, Pension Plan and Capitalization Transactions	-	-	269,957	-
Subordinated Debts	10,183,391	10,911,908	10,183,391	10,911,908
Other	6,332,976	6,361,430	6,541,460	6,574,362

Deferred Income	143,988	108,244	164,232	127,058
Deferred Income	143,988	108,244	164,232	127,058

Minority Interest	-	-	438,688	438,679

Stockholders' Equity	52,118,422	49,416,195	52,083,780	49,382,356
Capital:	49,623,614	47,152,201	49,621,483	47,152,201
Brazilian Residents	968,528	959,452	966,397	959,452
Foreign Residents	48,655,086	46,192,749	48,655,086	46,192,749
Capital Reserves	920,182	922,130	920,182	922,130
Revaluation Reserves	1,070,811	1,070,811	1,070,811	1,070,811
Adjustment to Fair Value - Securities and Derivatives	91,382	273,001	51,184	313,199
Retained Earnings/Accumulated Deficit	412,433	-	420,120	(74,037)
(-) Treasury shares	-	(1,948)	-	(1,948)

Total Liabilities and Stockholders' Equity	343,881,523	355,439,176	334,755,139	323,899,021

BANCO SANTANDER (BRASIL) S.A. (CURRENT NAME OF BANCO SANTANDER S.A.) AND SUBSIDIARY COMPANIES
UNAUDITED STATEMENTS OF INCOME FOR THE QUARTER AND THE NINE-MONTH PERIODS ENDED SEPTEMBER 30
In Thousands of Brazilian Reais - R$, Unless Otherwise Stated

	Bank				Consolidated

	2009		2008		2009		2008

	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,	Third Quarter	Nine-month period ended September 30,

Financial Income	8,134,124	18,296,975	6,927,698	13,030,286	8,502,034	23,912,857	10,256,289	16,293,428
Lending Operations	5,100,374	11,975,489	3,800,586	7,583,685	5,498,728	16,832,995	6,160,805	9,945,106
Leasing Operations	18,885	84,073	14,084	13,350	505,836	1,529,741	173,834	210,391
Securities Transactions	2,232,096	4,587,274	2,566,045	4,120,787	1,366,212	3,449,410	3,730,609	5,172,940
Derivatives	10,427	1,214,838	(72,615)	153,228	10,086	2,034,933	(965,391)	(731,079)
Insurance, Pension Plan and Capitalization	-	-	-	-	395,682	395,682	16,073	16,073
Foreign Exchange Operations	698,928	256,520	464,784	778,475	652,076	(553,353)	904,955	1,218,646
Compulsory Investments	73,414	178,781	154,814	380,761	73,414	223,449	235,404	461,351

Financial Expenses	(5,632,515)	(11,397,909)	(6,073,105)	(9,824,084)	(5,361,966)	(13,839,055)	(9,015,665)	(12,548,150)
Funding Operations	(3,240,917)	(8,033,989)	(3,481,319)	(6,156,758)	(2,612,103)	(8,667,750)	(5,220,632)	(7,676,634)
Borrowings and Onlendings	545,327	2,845,152	(1,849,227)	(1,648,635)	545,349	3,026,768	(2,799,504)	(2,598,912)
Technical Reserves for Insurance, Pension Plan and Capitalization Adjustment and Interest	-	-	-	-	(322,946)	(322,946)	(9,916)	(9,916)
Allowance for Loan Losses	(2,936,925)	(6,209,072)	(742,559)	(2,018,691)	(2,972,266)	(7,875,127)	(985,613)	(2,262,688)

Gross Profit From Financial Operations	2,501,609	6,899,066	854,593	3,206,202	3,140,068	10,073,802	1,240,624	3,745,278

Other Operating (Expenses) Income	(4,546,256)	(8,728,302)	(385,639)	(1,749,173)	(4,883,100)	(11,221,797)	(845,451)	(2,287,371)

Income from Services Rendered	1,054,536	2,782,596	771,577	2,232,607	1,159,553	3,856,851	1,048,192	2,701,633
Income from Banking Fees	437,045	1,053,474	160,655	524,647	534,509	1,574,695	278,407	642,399
Net Income from Premiums, Pension Plan and Capitalization	-	-	-	-	170,370	170,370	14,582	14,582
Personnel Expenses	(1,100,719)	(2,643,608)	(468,776)	(1,398,595)	(1,171,086)	(3,557,815)	(747,388)	(1,699,154)
Other Administrative Expenses	(2,477,431)	(6,217,140)	(721,921)	(2,211,555)	(2,584,154)	(7,423,274)	(1,120,785)	(2,634,319)
Tax Expenses	(569,430)	(1,284,383)	(198,511)	(599,582)	(663,827)	(1,828,702)	(248,708)	(673,549)
Investments in Affiliates and Subsidiaries	496,163	1,585,789	308,244	484,282	19,645	167,227	2,566	3,383
Other Operating Income	251,327	1,078,265	324,040	581,884	549,948	1,748,361	639,210	919,933
Other Operating Expenses	(2,637,747)	(5,083,295)	(560,947)	(1,362,861)	(2,898,058)	(5,929,510)	(711,527)	(1,562,279)

Income From Operations	(2,044,647)	(1,829,236)	468,954	1,457,029	(1,743,032)	(1,147,995)	395,173	1,457,907

Nonoperating (Expenses) Income	2,672,455	3,653,172	(22,671)	(50,136)	2,698,281	3,993,480	(25,725)	29,976

Income Before Taxes On Income and Profit Sharing	627,808	1,823,936	446,283	1,406,893	955,249	2,845,485	369,448	1,487,883

Income and Social Contribution Taxes	(49,778)	69,287	152,907	187,600	(347,946)	(781,041)	279,067	208,631

Provision for Income Tax	(573,627)	(689,082)	(248,970)	(280,151)	(901,170)	(1,920,532)	(224,396)	(321,121)
Provision for Social Contribution Tax	(486,364)	(600,018)	(153,951)	(272,783)	(605,095)	(1,023,661)	(118,976)	(263,593)
Deferred Tax Credits	1,010,213	1,358,387	555,828	740,534	1,158,319	2,163,152	622,439	793,345

Profit Sharing	(165,597)	(478,254)	(101,040)	(303,915)	(180,862)	(605,628)	(148,346)	(362,855)

Minority Interest	-	-	-	-	(12,678)	(39,030)	(3,317)	(3,319)

Net Income	412,433	1,414,969	498,150	1,290,578	413,763	1,419,786	496,852	1,330,340

Number of Shares (Thousands)	340,143,774	340,143,774	325,758,283	325,758,283
Earnings per Thousand Shares (R$)	1.21	4.16	1.53	3.96

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 28, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President

By:	/S/ Marcos Matioli de Souza Vieira
Marcos Matioli de Souza Vieira Executive Director